NO ACT

DC
2-8-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040700

February 25, 2008

Received SEC
FEB 25 2008
Washington, DC 20549

Hye-Won Choi
Vice President and
Head of Corporate Governance
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2008

Re: Jefferies Group, Inc.
Incoming letter dated February 8, 2008

Dear Ms. Choi:

This is in response to your letter dated February 8, 2008 concerning the shareholder proposal the college Retirement Equities Fund submitted to Jefferies Group. On February 11, 2008, we issued our response expressing our informal view that Jefferies Group could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

PROCESSED
MAR 06 2008 E
THOMSON
FINANCIAL

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

cc: Roland T. Kelly
Assistant Secretary
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

TIAA CREF
FINANCIAL SERVICES FOR THE GREATER GOOD℠



**Hye Won Choi**
*Vice President and*
*Head of Corporate Governance*
*212-916-5647*
*212-916-5813 (fax)*
*hchoi@tiaa-cref.org*

VIA HAND DELIVERY



February 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

**Re: Shareholder Proposal of CREF; Request by Jefferies Group, Inc. for No-Action Determination**

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the College Retirement Equities Fund ("CREF") submitted to Jefferies Group, Inc. ("Jefferies" or the "Company") a shareholder proposal (the "Proposal") which reads as follows:

> RESOLVED, that the shareholders of Jefferies Group, Inc. (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

In a letter to your office dated January 22, 2008, Jefferies stated that it intends to exclude the Proposal from its proxy materials being prepared for the 2008 annual meeting of shareholders. Jefferies argues that it is entitled to exclude the Proposal under Rule 14a-8(i)(3).

Under Rule 14a-8(g), Jefferies bears the burden of demonstrating why the Proposal may be excluded. As explained below, Jefferies has not sustained its burden and should not be permitted to exclude the Proposal from its proxy statement.

## I. The Purpose of the Proposal

The Proposal requests that Jefferies' board of directors (the "Board") adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation

Discussion and Analysis ("CD&A"). The intent of the Proposal is to provide Jefferies' management and Board with the maximum amount of flexibility. The Proposal gives Jefferies' management and Board, who are responsible for the design, implementation and disclosure of the Company's compensation policies and practices, the ability to develop and submit a proposal in any manner that they believe is appropriate. Thus, the intent is to put the advisory vote mechanism into the hands of Jefferies' management and Board.

The purpose of the Proposal is in line with the purpose of the new executive compensation disclosure rules adopted by the Securities and Exchange Commission (the "Commission" or the "SEC") which is to provide investors with understandable, comprehensive and meaningful information regarding a company's executive compensation disclosure.[1] In its release adopting the new rules, the Commission described the CD&A as follows:

> The purpose of the Compensation Discussion & Analysis is to provide material information about the compensation objectives and policies for named executive officers without resort to boilerplate disclosure. The Compensation Discussion and Analysis is intended to put into perspective *for investors* the numbers and narrative that follow it. (emphasis added)[2]

CREF has carefully reviewed the new compensation disclosure throughout the past year. While we understand that this was the first year of the new rules and there is a learning curve, we agree with Chairman Cox's statement, "I have to report that we are disappointed with the lack of clarity in much of the narrative disclosure that's been filed with the SEC so far."[3] We believe that an advisory vote, such as the vote set forth in the Proposal, will help bring about better information in a clear and understandable form.

The Commission also stated that, although the new rules will provide more detailed information to investors regarding executive compensation, it is up to the markets to provide checks and balances on compensation practices employed by the management and boards of directors of public companies as it is "not the job of the SEC to judge what constitutes the 'right' level of compensation for an executive or to place limits on what executives are paid."[4] CREF believes that the use of an advisory vote can serve as an important tool by which shareholders can impose such a system of checks and balances on a company's executive compensation policies and practices. An advisory vote on the CD&A and the Compensation Committee Report, although non-binding, complements the Commission's new executive compensation rules because it provides an essential market-based response.

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[1] SEC Release No. 33-8732A, "Executive Compensation and Related Person Disclosure," August 29, 2006.

[2] *Id* at 29.

[3] Speech by Chairman Christopher Cox, Closing Remarks to the Second Annual Corporate Governance Summit, March 23, 2007, *available at* http://www.sec.gov/news/speech/2007/spch032307cc.htm (last visited Feb. 7, 2008).

[4] Speech by Chairman Christopher Cox, Introductory Remarks at the SEC Open Meeting, July 26, 2006, *available at* http://www.sec.gov/news/speech/2006/spch072606cc.htm (last visited Feb. 7, 2008).

Advisory votes on executive compensation are common practice in the United Kingdom, Australia, Sweden and the Netherlands and are garnering increasing support in the United States. In fact, shareholder proposals seeking advisory votes on executive compensation received a majority of votes cast at seven companies during the 2007 proxy season and Aflac, Verizon Communications, and Par Pharmaceuticals have agreed to hold an annual advisory vote on executive compensation.[5] The Advisory votes will begin for Aflac and Verizon Communications in 2008 and 2009, respectively.

In part to set an example for public companies to follow, the Teachers Insurance and Annuity Association ("TIAA") adopted and implemented an advisory vote on its executive compensation disclosure in 2007. TIAA's trustees explained to its policyholders that the advisory vote is a vote on the quality and merits of TIAA's executive compensation plan and disclosures, including connection to performance, achievement of business goals and long-term value creation. The TIAA advisory vote is a vote on how well its trustees have explained the underlying reasoning and rationale for its compensation decisions and related policies to TIAA's policyholders. TIAA also provided its policyholders with the ability to provide commentary explaining the rationale behind their votes. This was a way for TIAA to provide a referendum on its compensation policies to its policyholders.

The use of an advisory vote, such as the vote set forth in the Proposal, is an efficient way to inform a company's management and board of directors of shareholder sentiment without involving shareholders in compensation decisions. This is consistent with CREF's overall approach to corporate governance and its philosophy regarding the role of boards and shareholders. We believe that it is the job of the compensation committee, not the shareholders, to make compensation decisions. CREF does not intend to encroach upon the province of the board, substitute its judgment for that of the board or micromanage the Company. CREF seeks to hold boards accountable to shareholders for compensation decisions in an effort to ensure that boards are acting in the best interest of shareholders. The onus is on boards to persuade shareholders that their plans are consistent with the company's business model and strategic goals, clearly linked to performance, and drive long-term value for shareholders. We view the CD&A and Compensation Committee Report as an opportunity for companies to explain to shareholders why their executive compensation policies and practices are appropriate. Similarly, an advisory vote would serve as an opportunity for shareholders to voice their satisfaction or disapproval of a company's explanation of those policies and practices.

CREF also believes that an advisory vote would encourage independent thinking by the Board, stimulate healthy debate within the Company and trigger dialogue on executive

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[5] According to the 2007 Postseason Report published by RiskMetrics Group, shareholder proposals seeking advisory votes on executive compensation received a majority of votes cast at Motorola, Verizon Communications, Blockbuster, Clear Channel, Valero Energy, Ingersoll-Rand and Activision. Shareholder proposals seeking advisory votes on executive compensation averaged 41.7 percent support at 41 meetings during the 2007 proxy season. *See* RiskMetrics Group, "2007 Postseason Report: A Closer Look at Accountability and Engagement," *available at* http://www.riskmetrics.com/pdf/2007PostSeasonReportFINAL.pdf (last visited Feb. 7, 2008); *see also* Press Release, Comptroller of the City of New York, Par Pharmaceuticals Heeds Shareholders' Wishes on Advisory Vote on Executive Pay Proposal (Jan. 17, 2008), *available at* http://www.comptroller.nyc.gov/press/2008_releases/pr08-01-002.shtm (last visited Feb. 7, 2008).

compensation policies between the Company and its shareholders. A speech delivered by former SEC Commissioner Roel C. Campos described the benefits of giving shareholders an advisory vote on executive compensation. Specifically, Commissioner Campos noted that,

> While I am sure that the natural inclination of companies is not to allow such advisory votes, I think there are some distinct positives. First, it fosters dialogue with and feedback from investors, and it gives shareholders a sense of empowerment without a company actually being bound by anything.... Further there appears to be some evidence that this may have some effect in curbing excessive executive pay.[6]

CREF has deliberated for over a year on the merits and mechanics of implementing an advisory vote at a U.S. public company. CREF believes that this is an opportune time to implement the use of an advisory vote on executive compensation. Following the 2007 proxy season, the first proxy season in which the majority of companies were required to comply with the new executive compensation rules, the Division of Corporation Finance (the "Division") issued a report regarding its initial review of the executive compensation and related disclosure of 350 public companies.[7] Among other things, the Division commented that the CD&A needs to focus on *how* and *why* a company arrives at specific executive compensation decisions and policies.[8] Specifically, the Division noted that, "The focus should be on helping the reader understand the basis and the context for granting different types and amounts of executive compensation."[9] In a speech providing guidance on the SEC's expectations for CD&As for next year, John White, Director of the Division, noted that, "Far too often, meaningful analysis is missing – this is the biggest shortcoming of the first year disclosures. Stated simply – Where's the analysis?"[10] These are the same questions CREF is asking public companies. CREF believes that implementing an advisory vote on executive compensation will provide answers to these questions and incentivize public companies to think about *how* and *why* they arrived at specific executive compensation decisions in a more comprehensive and thoughtful manner. This, in turn, will lead to more detailed and meaningful information regarding a company's executive compensation policies and practices and help achieve the SEC's goal which, as Chairman Cox stated, is "to advance the interests of shareholders through better disclosure."[11]

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[6] Speech by Commissioner Roel C. Campos, Remarks Before the 2007 Summit on Executive Compensation, January 23, 2007, *available at* http://www.sec.gov/news/speech/2007/spch012307rcc.htm (last visited Feb. 7, 2008).

[7] The report is *available at* http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (last visited Feb. 7, 2008).

[8] *See id.; see also* Speech by John W. White, Director of the Division of Corporation Finance, "Keeping the Promises of Leadership and Teamwork: The 2007 Proxy Season and Executive Compensation Disclosures," *available at* http://www.sec.gov/news/speech/2007/spch050307jww.htm (last visited Feb. 7, 2008) .

[9] The report is *available at* http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (last visited Feb. 7, 2008).

[10] Speech by John W. White, Director of the Division of Corporation Finance, "Where's the Analysis?," *available at* http://www.sec.gov/news/speech/2007/spch100907jww.htm (last visited Feb. 7, 2008).

[11] Speech by Chairman Christopher Cox, Introductory Remarks at the SEC Open Meeting, July 26, 2006, *available at* http://www.sec.gov/news/speech/2006/spch072606cc.htm (last visited Feb. 7, 2008).

The SEC's new executive compensation disclosure rules created two meaningful disclosure items: (i) The CD&A, the content of which is management's responsibility; and (ii) the Compensation Committee Report, in which a company's board of directors reviews the policies and procedures set forth in the CD&A and approves its inclusion in the proxy statement. To mirror these revisions, CREF believed it was important to draft a proposal that requested that Jefferies' Board adopt a policy that shareholders be given the opportunity to vote on a management resolution at each annual meeting to approve the CD&A as well as the Compensation Committee Report. Such a policy is necessary in order to hold Jefferies' Board and its management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure.

## II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows exclusion of a proposal if it violates any of the Commission's other proxy rules, including the prohibition under Rule 14a-9 regarding materially false or misleading statements. A proposal can be materially misleading if it is so inherently vague or indefinite that the company and its shareholders cannot understand what actions or measures the company would need to take in order to implement the proposal. The Company contends, unpersuasively, that this is the case with the Proposal.

As discussed in detail below, the Proposal is not materially false or misleading as the resolution and the supporting statement are sufficiently clear so that both shareholders and Jefferies know what the Proposal asks Jefferies to do and the Proposal does not mislead shareholders regarding its effect.

### a. <u>The Proposal Clearly Communicates from Whom CREF Requests Action</u>

Jefferies contends that the CREF Proposal is unclear as to from whom it requests action, and as a result fundamentally inconsistent interpretations of the Proposal are possible. To the contrary, the plain language of the Proposal is clear in its request that Company management and the Board act together to implement an advisory vote. Under the new executive compensation disclosure rules, management is responsible for the content of the CD&A and the board of directors' compensation committee is responsible for reviewing the compensation disclosure included in the CD&A and approving its inclusion in the proxy statement, as reflected in the Compensation Committee Report. CREF was careful to craft its Proposal to acknowledge both the Board's and Company management's role in the design, implementation, and disclosure of the Company's compensation policies and practices consistent with the revised executive compensation rules. Furthermore, Jefferies contention that shareholders would be confused as to who submits future advisory vote resolutions is nonsensical, as the Company's annual proxy statement, like all proxy statements, communicates on its face that it is sent to shareholders from the Board.

Jefferies specifically highlights the "submitted and supported by Company management" language in the Proposal as rendering it so vague and indefinite as to be excludable under Rule 14a-8(i)(3). However, as Jefferies notes, on several previous occasions the staff of the Division (the "Staff") was unable to conclude that advisory vote proposals containing synonymous language could be properly excluded pursuant to Rule 14a-8(i)(3). For example, the Comptroller of the city of New York, as custodian and a trustee of the New York City Employees' Retirement System, submitted a shareholder proposal to Blockbuster, Inc. requesting that Blockbuster include a resolution in its annual proxy statement that

> urge[d] the board of directors to adopt a policy that Blockbuster shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, *to be proposed by Blockbuster's management*, to ratify the compensation of the named executive officers...".[12] (emphasis added)

Additionally, proposals submitted to Jones Apparel Group, Inc., Affiliated Computer Services, Verizon Communications, Northrop Grumman, Clear Channel Communications, and Par Pharmaceutical Companies, Inc. each contained "*to be proposed by*" language identical to that contained in the proposal submitted to Blockbuster, Inc. [13] In each case, the Staff was unable to concur that the company could properly exclude the shareholder proposal on the grounds that it was materially false or misleading under Rule 14a-8(i)(3).

We believe that the phrase "*to be proposed by*" contained in these proposals is identical in meaning to the phrase "*submitted and supported by*" contained in the Proposal. Both statements address the same process – management submits or proposes a proposal to the board and the board, in turn, includes the proposal in the company's proxy materials and solicits proxy authority to vote the shares of the company's shareholders for the matters to be voted on at the annual meeting. Rather than being misleading, we believe the statement "submitted and supported by" management adequately explains the process to the shareholders and accurately reflects the manner in which the Company would implement the Proposal. As a result, we believe that Jefferies' claim that "submitted and supported by" renders the Proposal inherently vague is unsupported and contrary to previous Staff no-action positions.

**b. <u>The Proposal Clearly Communicates What the Shareholder Advisory Vote Should Address</u>**

The Company argues that it can rely on Rule 14a-8(i)(3) as a basis for excluding the Proposal because the action sought by the Proposal is fundamentally unclear. CREF asserts that the Proposal's requested action is clear – a vote on the entire presentation of the Company's

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[12] *Blockbuster, Inc.* (pub. avail. Mar. 12 2007).

[13] *See Jones Apparel Group, Inc.* (pub. avail. Mar. 28, 2007) (stating in the proposal that the advisory resolution is "to be proposed by Company's management..."); *see also Affiliated Computer Services Inc.* (pub. avail. Mar. 27, 2007) (stating in the proposal that the advisory resolution is "to be proposed by Company's management..."); *Northrop Grumman Corp.* (pub. avail. Feb. 14, 2007) (stating in the proposal that the advisory resolution is "to be proposed by Northup Grumman's management..."); *Verizon Communications Inc.* (pub. avail. Feb. 19, 2007) (stating in the proposal that the advisory resolution is "to be proposed by Verizon's management..."); *Clear Channel Communications, Inc.* (pub. avail. Feb. 7, 2007) (stating in the proposal that the advisory resolution is "to be proposed by Clear Channel's management..."); *Par Pharmaceutical Companies, Inc.* (stating in the proposal that the advisory resolution is "to be proposed by Par Pharmaceutical Companies, Inc.'s management..."), *available at* http://www.comptroller.nyc.gov/press/pdfs/01-17-08_vote-on-pay-reso.pdf (last visited Feb. 7, 2008).

executive compensation policies and practices. The vote is non-binding and, as a result, the Company is not required to take any specific action in response to the shareholder vote on the Proposal. As previously stated, the sole purpose of the Proposal is to implement a vote whose effect would be to inform the Company's management and Board of shareholder sentiment without involving shareholders in compensation decisions. What, if anything, the Company chooses to do upon receiving the results of the requested advisory vote is the prerogative of the Company, as is the content of the annual proposal.

Jefferies cites *Prudential Financial Inc.* (pub. avail. Feb. 16, 2007) in support of its argument that the CREF proposal is fundamentally vague. The shareholder proposal submitted to Prudential Financial (the "Prudential Proposal") sought shareholder approval rights for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs." Prudential argued that this request was both vague and indefinite because it:

- was unclear what of the company's compensation elements were included in the definition of "senior management incentive compensation programs;"
- it was unclear how the company would determine what portion of its earnings were attributable to something other than "management controlled programs;" and
- when read together with the supporting statement, it was unclear if the proposal sought shareholder approval of only compensation programs that tie compensation to earnings resulting solely from management controlled programs, or whether it was requiring that senior management incentive compensation programs must be tied to earnings resulting solely from management controlled programs, AND that shareholders be given the opportunity to approve those programs.

Because of these vagaries, the Staff agreed with Prudential that the proposal was materially false and misleading and that it could therefore exclude it pursuant to Rule 14a-8(i)(3).

Unlike the Prudential Proposal, the Proposal is not subject to questions of definition or interpretation. The Proposal seeks a shareholder advisory vote to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's CD&A. There is no question open for interpretation as to what CREF meant by "Compensation Committee Report" or "CD&A," as SEC rules and regulations define these terms and, in accordance with such rules and regulations, these sections of the proxy statement are clearly marked and easy for a shareholder to locate.[14] Furthermore, the Proposal is clear in its request that Jefferies' Board adopt a policy by which the Company would be required to submit a non-binding proposal each year seeking an advisory vote of shareholders to ratify and approve the Compensation Committee Report and the executive compensation policies and practices set forth in the Company's CD&A. No alternative interpretation of the action requested can be intuited from the Proposal. Thus, the *Prudential* no-action letter is inapposite to the Proposal.

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[14] *See* Items 402(b) and 407(e)(5) of Regulation S-K.

Jefferies relies on a series of Staff no-action positions whose relation to its argument seem tenuous at best.[15] Jefferies accurately points out that the Staff in each no-action letter concurred with the company that it may exclude the proposal under Rule 14a-8(i)(3). However, CREF's Proposal is distinguishable from these several other no-action letters cited by Jefferies in which the Staff permitted companies to exclude shareholder proposals seeking advisory votes *solely* on the Compensation Committee Report in reliance on Rule 14a-8(i)(3). The grounds for each exclusion were based on the technicality that the proposals were materially misleading as a result of the fact that the information required to be disclosed in the Compensation Committee Report had changed; the Compensation Committee Report no longer disclosed the companies compensation policies and objectives for named executive officers.[16] Therefore, the Staff found the stated intent of the proposals[17] might mislead shareholders, as they might believe they were voting on the company's executive compensation policies and practices rather than the very limited content of the Compensation Committee Report.[18]

These letters seem to have limited applicability here since, in the present case, the Proposal clearly states that the advisory vote would be on all aspects of the executive compensation disclosure process, including the review and approval of the Compensation Committee Report as well as the CD&A. Jefferies suggests that, by requesting a vote to approve both the CD&A and the Compensation Committee Report, CREF requests a vote to advise the Board and Company's management with regard to fundamentally different matters. On the contrary, we believe that the Proposal takes a holistic approach to executive compensation that provides an enhanced level of clarity in communicating the Proposal's intent, as it clearly states that shareholders would be voting on all aspects of the executive compensation disclosure process.

The purpose of the CD&A is to provide shareholders with a detailed description of a company's executive compensation policies and practices. The CD&A should serve as a roadmap to the company's executive compensation policies and practices and help a shareholder understand the basis and the context for the company's decision to grant different types and amounts of executive compensation. In the simplest terms, the Proposal requests that shareholders vote to ratify and approve the CD&A if it provides detailed and meaningful information regarding the Company's executive compensation policies and practices and

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[15] *Entergy Corporation* (pub. avail. Feb. 14, 2007); *Energy East Corp.* (pub. avail. Feb. 12, 2007); *Safeway Inc.* (pub. avail. February 14, 2007); *The Bear Stearns Companies, Inc.* (pub. avail. Jan. 30, 2007); and *Sara Lee Corporation* (pub. avail. Sept. 11, 2006).

[16] The Compensation Committee had previously included the information required under Item 402(k) of Regulation S-K, which now appears in companies' CD&A.

[17] The stated intent of the proposal was to allow shareholders to express their opinion about senior executive compensation practices by voting to approve the Compensation Committee Report.

[18] It is important to note that the Staff concurred that the Entergy, Safeway, and Bear Sterns proposals were excludable because the proposals had been submitted subsequent to the revision of the executive compensation rules. However, in the Sara Lee proposal, because the content of the Compensation Committee Report was revised by the new executive compensation rules following the deadline for submitting proposals, the Staff permitted the proponent to revise the proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officers' compensation included in the CD&A. The Staff went on to say in *Sara Lee* that such a revised proposal may not be excluded under Rule 14a-8(i)(3).

provides answers as to *how* and *why* the Company arrives at specific executive compensation decisions and policies.

An advisory vote on a proposal that includes the Compensation Committee Report is necessary to ensure that the Board is held accountable for its role in compensation decisions. The Compensation Committee Report simply states: (a) whether the compensation committee has reviewed the CD&A with management; and (b) whether, based on the review and discussions, the compensation committee recommended to the board of directors that the CD&A be included in the company's Annual Report on Form 10-K and, as applicable, the company's proxy or information statement. Thus, shareholders would only be voting on the limited content of the Compensation Committee Report.

In the present case, the Proposal requests that the Board adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the CD&A as well as the Compensation Committee Report. Thus, given the dual nature of the Proposal, the no-action positions Jefferies cites are inapplicable. CREF recognizes the limited content of the Compensation Committee Report and realizes that the detailed discussion of Jefferies' compensation policies and practices for its named executive officers is set forth in the CD&A. However, CREF believes it is important to obtain a shareholder advisory vote on the Compensation Committee Report as well as the CD&A in an effort to take a holistic approach to the compensation decision making process.

The purpose of the Proposal is to hold the Board as well as Jefferies' management accountable for the role of each in connection with the Company's executive compensation decisions and related disclosure. Under the new executive compensation rules, management is responsible for the content of the CD&A and the board of directors' compensation committee is responsible for reviewing the compensation disclosure included in the CD&A and approving its inclusion in the proxy statement. In order to hold the Board accountable for its decision to approve the inclusion of the CD&A in the proxy statement, the advisory vote must permit shareholders to vote on the Compensation Committee Report as well as the CD&A. Thus, to permit an advisory vote on the CD&A without also permitting a vote on the Compensation Committee Report would be insufficient.

Based on the foregoing analysis, it would not be appropriate to permit the Company to exclude the Proposal in reliance on Rule 14a-8(i)(3).

## III. Conclusion

Jefferies has failed to meet its burden of establishing that it is entitled to exclude the Proposal under Rule 14a-8(i)(3) of the Exchange Act. The Proposal is sufficiently clear so that both shareholders and Jefferies know what the Proposal asks Jefferies to do, and the Proposal does not mislead shareholders regarding its effect. Accordingly, Jefferies' request for a determination allowing it to exclude the Proposal under Rule 14a-8(i)(3) should be denied.

*     *     *

Should the Staff require any additional information or support, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact Cynthia Krus or Lisa Morgan of Sutherland Asbill & Brennan LLP, counsel representing CREF, at 202-383-0100, the undersigned at (212) 916-5647 or Stephen Brown at (212) 916-6930.

Very truly yours,



Hye-Won Choi
Head of Corporate Governance

cc: Roland T. Kelly
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

Cynthia M. Krus
Lisa A. Morgan
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

END